FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 30, 2019

Ger. Gen. No. 46 /2019

Mr. Joaquin Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of said Commission, I, duly authorized, hereby inform you of the following Significant Event:

1.       At the Ordinary Shareholders’ Meeting of Enel Américas S.A. held today, April 30, 2019, the Company’s new Board of Directors, composed by the following people, was elected for a period of three years:

▪  Mr. Francisco de Borja Acha Besga

▪  Mr. José Antonio Vargas Lleras

▪  Mr. Livio Gallo

▪  Mr. Enrico Viale

▪  Mr. Hernán Somerville Senn (Independent proposed by the Controlling company)

▪  Mr. Patricio Gómez Sabaini (Independent proposed by the Controlling company)

▪  Mr. Domingo Cruzat Amunátegui (Independent proposed by the AFPs).

2.       During the ordinary meeting of the Board of Directors of Enel Américas S.A., also held today, and after the aforementioned Assembly, Mr. Francisco de Borja Acha Besga was elected as the Chairman of the Board of Directors and Mr. Domingo Valdés Prieto was elected as the Secretary of the Board of Directors.

3.       Furthermore, during the aforementioned Board meeting, the Directors' Committee, governed by law 18.046 on corporations and the Sarbanes-Oxley Act, was nominated and is now composed of directors Mr. Hernán Somerville Senn, Mr. Patricio Gómez Sabaini and Mr. Domingo Cruzat Amunátegui. Pursuant to the provisions of Circular Letter No. 1,956 of the Financial Market Commission, we hereby inform you that all the referred to Committee members are independent directors. The Company’s Board of Directors has appointed Mr. Hernán Somerville Senn as the Financial Expert of the Directors’ Committee of Enel Américas S.A.

4.       Moreover, at the Ordinary Shareholders’ Meeting held today after the aforementioned Board session, the Company’s Directors’ Committee appointed Mr. Hernán Somerville Senn as President of the Committee and Mr. Domingo Prieto Valdés as Secretary.

Yours truly,

Maurizio Bezzeccheri

 Chief Executive Officer

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 2, 2019